November 16, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Larry Spirgel

Re:	LIN Television Corporation
Registration Statement on Form S-4
File No. 333-207833

Dear Mr. Spirgel:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, LIN Television Corporation (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 4:30 p.m. Eastern time on November 18, 2015 or as soon thereafter as it is practicable.

The Company acknowledges that:

●

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

LIN Television Corporation

By: /s/ Andrew C. Carington
Name: Andrew C. Carington
Title: Vice President, General Counsel and Secretary

[Signature Page to Acceleration Request Letter]